EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2014	2013
	(dollars are in millions)
Income from continuing operations	$348	$575
Income tax expense	95	285
Income from continuing operations before income tax expense	443	860
Fixed charges:
Interest expense	541	732
Interest portion of rentals(1)	2	3
Total fixed charges	543	735
Total earnings from continuing operations as defined	$986	$1,595
Ratio of earnings to fixed charges	1.82	2.17
Preferred stock dividends(2)	$97	$97
Ratio of earnings to combined fixed charges and preferred stock dividends	1.54	1.92

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.